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                             (CANWEST GLOBAL LOGO)


                                  NEWS RELEASE

For Immediate Release
October 5, 2006

                          NOTICE OF TELECONFERENCE CALL

    CANWEST GLOBAL COMMUNICATIONS CORP. - FISCAL 2006 FOURTH QUARTER RESULTS
               THURSDAY, NOVEMBER 2, 2006 - 5:00 P.M. EASTERN TIME

WINNIPEG, MB: YOU ARE INVITED TO PARTICIPATE IN A TELECONFERENCE CALL TO REVIEW CANWEST GLOBAL COMMUNICATIONS CORP.'S FOURTH QUARTER FINANCIAL RESULTS FOR THE 2006 FISCAL YEAR.

CANWEST GLOBAL PRESIDENT AND CEO, LEONARD ASPER WILL HOST THE CONFERENCE CALL, AND WILL BE JOINED BY PETER VINER, PRESIDENT & CEO, CANWEST MEDIAWORKS, TOM STRIKE, PRESIDENT, CANWEST MEDIAWORKS INTERNATIONAL, AND JOHN MAGUIRE, CHIEF FINANCIAL OFFICER, CANWEST GLOBAL. FORMAL REMARKS WILL BE FOLLOWED BY A QUESTION AND ANSWER SESSION.

A NEWS RELEASE WILL ALSO BE ISSUED ON THURSDAY, NOVEMBER 2, 2006. IF YOU HAVE NOT RECEIVED THE RELEASE PRIOR TO THE START OF THE TELECONFERENCE CALL, PLEASE CALL OUR OFFICE AND A COPY WILL BE FAXED TO YOU. THE NEWS RELEASE WILL ALSO BE AVAILABLE AT WWW.CANWESTGLOBAL.COM.

IF YOU WISH TO PARTICIPATE IN THE CONFERENCE CALL, PLEASE NOTE THE CALL-IN NUMBERS SHOWN BELOW. ALL INTERESTED PARTICIPANTS WILL NEED THIS NUMBER TO ACCESS THE TELECONFERENCE.

THIS CALL IS FOR ANALYSTS ONLY.      MEDIA MAY PARTICIPATE IN LISTEN-ONLY MODE.

CONFERENCE CALL-IN NUMBER:                        416-644-3418 OR 866-250-4877

REPLAY PHONE NUMBER:                              416-640-1917 OR 877-289-8525

ENTER RESERVATION:                       21205353#
(REPLAY IS ACCESSIBLE FOR 5 DAYS)

          AUDIO STREAM AND POWERPOINT PRESENTATION IS ALSO AVAILABLE AT
                              WWW.CANWESTGLOBAL.COM

(IMAGINE GRAPHIC)

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           Canada R3B 3L7 o Tel. (204) 956-2025 o Fax (204) 947-9841 o
                              www.canwestglobal.com